Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT  •  RAPPORT FINANCIER  •  FINANZBERICHT

Pharmaceuticals and Alcon performed strongly in the first quarter; overall Group results impacted by expected challenges

•	Group net sales of USD 13.7 billion (-1% cc)

o	Strong net sales performance at Pharmaceuticals and Alcon

o	Sandoz faced a strong year-ago base with enoxaparin exclusivity and Consumer Health impacted by the suspension of production at the Lincoln, Nebraska manufacturing site

•	Core operating income of USD 3.7 billion (-6% cc) driven by Sandoz and Consumer Health businesses; Pharmaceuticals and Alcon delivered operating leverage, improving core operating margins

•	Core EPS of USD 1.27 (-8% cc)

•	Free cash flow improved 27% to USD 2.1 billion

•	Novartis continued to execute on strategic priorities

o	FDA and EMA safety review for Gilenya confirmed positive benefit-risk profile

o
Four QVA149 Phase III studies met their primary endpoints, including head-to-head study against Seretide®, demonstrating its strong potential to address the unmet needs of patients with chronic obstructive pulmonary disease

o	Group delivered strong volume growth of 5 percentage points, driven by the continued strong performance of recently launched products, now comprising 28% of Group net sales

•	Progress made in the quarter to address FDA concerns at Consumer Health Lincoln site and the three Sandoz sites

Key figures
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	13 735	14 027	-2	-1
Operating income	2 815	3 408	-17	-15
As % of net sales	20.5	24.3
Net income	2 327	2 821	-18	-15
EPS (USD)	0.95	1.21	-21	-19
Free cash flow	2 056	1 622	27
Core1
Operating income	3 686	4 012	-8	-6
As % of net sales	26.8	28.6
Net income	3 093	3 376	-8	-6
EPS (USD)	1.27	1.41	-10	-8

1 Core results and Free Cash Flow are non-IFRS measures.  An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 32 of the Interim Financial Report, together with the additional data listed in the index below.  These are available on our website at http://www.novartis.com/investors/financial-results/quarterly-results-q1-2012.shtml.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, April 24, 2012 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis Pharmaceuticals and Alcon Divisions delivered strong growth and operating leverage in the first quarter. Group net sales performance was impacted by Sandoz, which was up against a strong year-ago base with enoxaparin exclusivity, and by Consumer Health, which was impacted by the suspension of production at the Lincoln, Nebraska manufacturing site. We are making progress remediating the quality issues at the Lincoln site, as well as the three Sandoz production sites. Importantly, we had excellent pipeline news, including strong Phase III results on QVA149 in COPD. We are pleased with the outcome of the safety review on Gilenya and expect to see continued strong sales growth.”

GROUP REVIEW

First quarter

Strong sales performance in Pharmaceuticals and Alcon
Group net sales declined by 2% (-1% cc) to USD 13.7 billion. Currency negatively impacted sales by 1% due to the strengthening of the dollar against many currencies.

Products launched since 2007 drove the Group to strong volume growth of 5 percentage points versus the previous year. These recently launched products now represent 28% of Group sales (up from 24% a year ago) and grew 16% in the first quarter, offsetting the negative impact of generic competition mainly to Diovan and Femara (-3 percentage points), lower production volume in Consumer Health (-2 percentage points) and price (-1 percentage point, including enoxaparin).

Pharmaceuticals saw net sales growth of 2% (+3% cc) to USD 7.8 billion, as very strong volume growth of 9 percentage points more than offset the effect of generic entries of 6 percentage points. Pharmaceuticals products launched since 2007 generated USD 2.6 billion of net sales, growing 33% (+35% cc) over the same period last year. These products – which address medical needs across a range of therapeutic areas and include Lucentis, Tasigna, Afinitor and Gilenya – now represent 33% of division sales, compared to 26% in the same period last year.

Alcon net sales of USD 2.5 billion rose 5% (+6% cc), led by strong growth in Surgical of 9% (+10% cc). Ophthalmic Pharmaceuticals sales grew 5% (+6% cc) while Vision Care grew 1% (+2% cc). Growth versus the prior year was dampened slightly by the inclusion in 2011 of certain lens care products divested at the end of the first quarter last year.

Sandoz net sales declined 10% (-8% cc) to USD 2.1 billion, against a very strong first quarter last year. Price erosion was 8 percentage points, mainly due to increased competition for enoxaparin, while volume growth was flat as declines in the US and Germany were offset by double-digit growth in Western Europe, Asia and biosimilars.

Vaccines and Diagnostics net sales were down 19% (-18% cc) to USD 299 million, mainly due to an exceptionally strong first quarter in 2011, which benefited from the release of bulk pediatric shipments.

Consumer Health – which comprises OTC and Animal Health – declined 20% (-18% cc) in the first quarter of 2012 to USD 932 million, impacted by the suspension of production at the Lincoln site.

Pharmaceuticals and Alcon delivered operating leverage
Core operating income, which excludes exceptional items and amortization of intangible assets, decreased 8% (-6% cc) to USD 3.7 billion. Core operating income margin in constant currencies decreased by 1.6 percentage points. Pharmaceuticals (contributing +0.3 percentage points) and Alcon (contributing +0.2 percentage points) both improved core operating income margin in cc, but this was insufficient to offset the combined effect of lower margins in Sandoz, Consumer Health and Vaccines and Diagnostics (accounting for 2.1 percentage points of the overall decline in Group core operating income margin). Currency had a negative impact of 0.2 percentage points, resulting in a reduction in core operating income margin of 1.8 percentage points to 26.8% of net sales.

Operating income was down 17% (-15% cc) to USD 2.8 billion as a result of the lower core operating income and higher net core adjustments which in the first quarter amounted to a net expense of USD 871 million compared to USD 604 million in the prior-year period. Currency reduced growth by 2 percentage points, as the dollar strengthened against most currencies.

Core adjustments to arrive at core operating income in the first quarter of 2012 of USD 871 million (2011 USD 604 million) included US restructuring charges of USD 147 million and intangible asset amortization amounting to USD 714 million (2011 USD 781 million). These were offset by a gain from the sale of financial assets of USD 51 million and provision releases of USD 88 million. The previous year benefitted from exceptional income of USD 376 million offset by USD 199 million of exceptional expenses.

Pharmaceuticals core operating income increased by 2% (+4% cc) to USD 2.6 billion following strong sales growth and good cost management, resulting in an improvement in core operating income margin in constant currencies of 0.4 percentage points.

Alcon increased core operating income by 7% (+8% cc) to USD 902 million. Constant currency core operating margin increased by 0.6 percentage points from strong operating leverage through productivity gains and the realization of post-integration synergies while continuing to invest in emerging markets and R&D.

Sandoz core operating income declined by 28% (-28% cc) to USD 382 million following the sales decline in the US and Germany, together with the impact of increased quality-related investments and adverse production variances, as well as continued investment in our biosimilars and respiratory pipeline.

Vaccines and Diagnostics core operating loss increased to USD 118 million (2011 USD 24 million loss) mainly due to the release of bulk pediatric shipments in the first quarter of 2011.

Consumer Health core operating income declined by 83% (-77% cc) to USD 41 million due to the impact of suspended production at the Lincoln site and investments to upgrade quality.

Group net income declined 18% (-15% cc) to USD 2.3 billion following the decline in operating income. The effect on net income of increased net financial expenses was offset by higher income from associated companies and lower income taxes. EPS declined 21% (-19% cc) to USD 0.95 at a slightly higher rate than net income as a result of the Alcon-related higher number of average outstanding shares, partially offset by a lower impact from non-controlling interests.

Core net income decreased 8% (-6% cc) largely in line with the decline in core operating income. Core EPS declined 10% (-8% cc).

Free cash flow improved 27% to USD 2.1 billion due to an improvement in working capital and a net benefit from lower taxes and exceptional payments, offset by lower operating cash flows and higher net investments in intangible assets.

Executing on innovation, growth and productivity

Our long-term strategy is based on driving innovation, that is science-based, across high-growth segments of the healthcare industry. This requires a consistent focus on our core priorities of innovation, growth and productivity. We strive to run our businesses as efficiently and effectively as possible so we can maintain our commitment to bringing high-quality, innovative medicines to patients in need and providing long-term value for our investors.

Innovation: Gilenya safety review concluded, significant progress in respiratory portfolio

FDA and CHMP concluded safety review of Gilenya and reaffirmed positive benefit-risk profile
Novartis received a decision from the FDA and a recommendation from the EMA’s CHMP regarding an updated label for Gilenya, the first oral treatment for multiple sclerosis (MS). Both agencies have confirmed that the overall benefit-risk profile of Gilenya remains positive for MS patients when used in accordance with the updated label, which includes the recommendation that all MS patients initiating Gilenya should receive an electrocardiogram (ECG) prior to the first dose and six hours after the first dose. In addition, all patients should have blood pressure and heart rate measurements every hour during the six-hour post first dose observation period. In the US and EU, enhanced first dose monitoring should be performed in patients at risk for or who develop symptoms of bradycardia during the first dose. Gilenya should not be used in a subset of these patients with higher risk. The CHMP has also recommended continuous monitoring with ECG for minimum of six hours following the first dose.

In the US, Gilenya remains approved as a first-line therapy for relapsing forms of MS. In the EU, Gilenya is approved for people with highly active relapsing-remitting MS despite treatment with beta interferon, or in patients with rapidly evolving severe relapsing-remitting MS. Novartis believes that Gilenya provides a benefit for patients with relapsing-remitting MS and remains committed to engaging with the MS community with the goal of ensuring that appropriate patients will have access to Gilenya.

Tekturna/Rasilez label updated in EU and US
Following the Novartis decision in December 2011 to halt the ALTITUDE study (due to an interim analysis showing limited benefit from treatment and higher adverse events), the EMA’s Committee for Medicinal Products for Human Use (CHMP) and the FDA confirmed the benefit of Tekturna/Rasilez (aliskiren) in a narrowed patient population and have requested updates to the Tekturna/Rasilez product information. Furthermore, and in consultation with the FDA, Novartis has decided to voluntarily cease marketing in the US of Valturna, a single pill combination of aliskiren and the ARB valsartan.

Positive results from IGNITE Phase III clinical trial program for QVA149
The first four Novartis QVA149 Phase III studies in the treatment of chronic obstructive pulmonary disease (COPD) all met their primary endpoints. The results of the SHINE, BRIGHT, ENLIGHTEN and ILLUMINATE studies, which are key components of the IGNITE program, demonstrate the potential of QVA149 in the treatment of COPD, a progressive disease that affects approximately 210 million people worldwide and is predicted to be the third leading cause of death by 2020.

The ILLUMINATE study demonstrated in more than 500 patients superior lung function of once-daily QVA149 compared to twice-daily Seretide® in patients with moderate to severe COPD. SHINE, which involved more than 2,100 patients, demonstrated the superiority of QVA149 – an inhaled, once-daily, fixed dose combination of indacaterol and NVA237 – compared to indacaterol or NVA237 alone in patients with moderate to severe COPD. The study also showed QVA149’s superiority compared to placebo and open-label tiotropium. BRIGHT demonstrated that patients taking QVA149 experienced significantly better exercise endurance than those taking placebo, while ENLIGHTEN showed that QVA149 was well tolerated, with a safety and tolerability profile similar to placebo. Taken together, these studies demonstrate our commitment to addressing the unmet medical needs of COPD patients and improving their quality of life by providing innovative medicines and devices.

In addition, after discussions with FDA, we agreed on the Phase III trial design for QVA149 as well as NVA237. We expect filing for NVA237 beginning of 2014 and for QVA149 end of 2014 in the US.

Jakavi received positive opinion from CHMP in myelofibrosis
In April, Jakavi (ruxolitinib) received a positive CHMP opinion for the treatment of patients with myelofibrosis. The opinion was based on data from the previously reported Phase III studies COMFORT-I and COMFORT-II, published in The New England Journal of Medicine. Both studies met their primary endpoints when treatment with Jakavi significantly reduced spleen size by at least 35% from baseline at 24 weeks in COMFORT-I and at 48 weeks in COMFORT-II. Additionally, patients treated with Jakavi demonstrated a marked and durable improvement in overall quality of life measures, functioning and symptoms, including appetite loss, dyspnea (shortness of breath), fatigue, insomnia and pain. If approved, Jakavi would be the first Janus kinase (JAK) inhibitor developed to treat patients with myelofibrosis in the EU.

US and EU approval of expanded label for Glivec in GIST
The FDA and EMA approved a new label for Glivec (imatinib), extending adjuvant treatment to three years for certain patients with KIT+ gastrointestinal stromal tumors. The approvals followed a Phase III study, published in the Journal of the American Medical Association, showing that more patients taking Glivec for three years after surgery remained free of cancer recurrence (66% compared to 48%) and alive (92% compared to 82%) than those who received only one year of treatment after surgery.

Pivotal Phase III study and CHMP recommendation for Signifor in Cushing’s disease
The EMA’s CHMP adopted a positive opinion for our investigational drug Signifor (SOM230, pasireotide) for the treatment of Cushing's disease, a debilitating endocrine disorder, based on a Phase III study published in The New England Journal of Medicine. The study, which represents the largest randomized trial to evaluate a medical therapy in patients with Cushing’s disease, found that Signifor helped patients achieve biochemical control of their disease while reducing associated symptoms like weight gain and depression. If approved, Signifor will be the first medication in the EU targeting Cushing’s disease. An EMA decision is expected soon. Regulatory submissions in Cushing’s are underway worldwide, and pasireotide is also being studied in a large-scale, global Phase III clinical trial program in patients with acromegaly, a chronic disease caused by excess growth hormone secretion.

Sandoz leadership in biosimilars reinforced with two new Phase III study starts
Sandoz started two milestone Phase III clinical trials in breast cancer patients in the first quarter – one for biosimilar filgrastim (generic Neupogen®) in the US market and the other for its global pegfilgrastim development program (generic Neulasta®). Sandoz is the clear global leader in biosimilars overall and in each of our three marketed products (Omnitrope, Binocrit and Zarzio), with approximately 50% total segment share in North America, Europe, Japan and Australia. These latest milestones further reinforce our commitment to continued global biosimilar leadership, with a total of three ongoing Phase III trials and 8-10 molecules at various stages of development.

Complete Response Letter for Menveo in the US, positive CHMP recommendation in the EU
Novartis received a Complete Response letter from the FDA on its supplemental Biologics License Application for the expanded use of Menveo in infants and toddlers from 2 months of age. Menveo, a quadrivalent meningococcal conjugate vaccine, is already approved for use in individuals 2 to 55 years of age in the US. Meningococcal disease infects more than 500,000 people each year, leading to more than 50,000 deaths globally. The Complete Response letter requested additional information prior to proceeding with further review. Novartis is currently working with the agency on next steps.

In Europe, the EMA’s CHMP adopted a positive opinion for Menveo in young children from 2 years of age, representing an important step towards approval and in providing parents and physicians access to a broad coverage vaccine to help protect children against meningococcal disease and its potentially deadly complications.

Growth: Strong underlying performance with volume growth of 5 percentage points

Recently launched products fueled growth
Our consistent focus on innovation has strengthened our pipeline and allowed us to bring new targeted therapies to patients in need. As we continue to execute on strategic launch activities and go-to-market initiatives, our products launched since 2007 continue to drive growth across the portfolio. In the first quarter, these products grew 16% and contributed USD 3.8 billion or 28% of Group net sales.

Afinitor (everolimus), an oral inhibitor of the mTOR pathway used across multiple diseases, made a strong contribution to Pharmaceuticals growth in the first quarter with sales of USD 143 million (+60% cc). Everolimus was submitted to regulatory agencies around the world in the fourth quarter of 2011 as a potential treatment for postmenopausal women with advanced breast cancer that recurred or progressed despite treatment with hormonal therapies. If approved, this indication would represent the first major breakthrough in the treatment of advanced breast cancer in 15 years.

Tasigna (USD 209 million, +39% cc), approved in more than 90 countries as a next-generation therapy for chronic myeloid leukemia (CML), continued its strong growth trajectory. Tasigna now represents approximately 21% of our total CML franchise.

Lucentis (USD 567 million, +30% cc), a medicine that significantly improves vision in patients with wet age-related macular degeneration, diabetic macular edema and macular edema secondary to retinal vein occlusion, continued to deliver robust growth in the first quarter.

Gilenya (USD 247 million), the first oral treatment for multiple sclerosis, continued to gain global acceptance and capture market share, achieving approval for wide use from the UK’s National Institute for Health and Clinical Excellence.

Additionally, Galvus (USD 201 million, +57% cc), an oral treatment for patients with type 2 diabetes, showed continued strong growth, benefitting from an additional approval in the EU for expanded use as a second line monotherapy for diabetes patients who cannot take metformin.

Strengthened commitment to addressing eye disease and retinal disorders
Alcon gained exclusive rights to commercialize ocriplasmin, a treatment for symptomatic vitreomacular adhesion (VMA), outside the US. This progressive, debilitating eye disease may lead to visual distortion, loss in visual acuity and central blindness, and there are more than 300,000 patients in Europe alone who could potentially benefit from this new therapy. Ocriplasmin is currently under review with the EMA as the first pharmacological treatment for symptomatic VMA.

Accelerated growth in China, broader definition of emerging growth markets
Our long-term growth is supported by our established presence in emerging markets. Historically, we have concentrated on our top six emerging markets – Brazil, China, India, Russia, South Korea and Turkey – in financial reporting. However, in the first quarter, we decided to move to a broader definition of “emerging growth markets” to capture our performance in other fast-growing markets in addition to the six listed above.

Taken together, our emerging growth markets – comprising all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – grew 5% (cc) in the quarter, resulting in USD 3.3 billion or 24% of Group net sales. China is currently our fastest-growing market, with very strong growth of 30% cc and new approvals for Lucentis and Galvus.

Productivity: Contributed 3.7 percentage points to core operating income margin

Our continued focus on productivity contributed an equivalent of 3.7 percentage points to the Group core operating income margin in the first quarter. Overall, core operating income margin declined 1.6 percentage points in constant currencies as the impact of higher cost of goods sold (due to quality remediation expenses and adverse production variances in Sandoz and Consumer Health), continued investment in R&D (including biosimilars and respiratory in Sandoz), and Marketing & Sales support to recently launched products exceeded the benefits generated from productivity. Currency impacted 0.2 percentage points, reducing core operating income margin by 1.8 percentage points to 26.8% of net sales.

We continued to optimize our manufacturing footprint in the first quarter and successfully concluded the divestment of a site. This brings the total number of production sites that have been restructured or divested to 14, which has enabled us to reduce excess capacity and shift strategic production to technology competence centers. We recorded charges related to exits, impairment charges and inventory write-offs of USD 15 million in the first quarter, bringing the total charges to USD 347 million since the program began in the fourth quarter of 2010.

The restructuring of our US business announced in January 2012 resulted in a charge of USD 147 million in the first quarter, encompassing the reduction of 1,960 positions (of which 1,630 were in the field force). When completed in the second quarter, we expect this action will generate full-year savings of USD 450 million.

Group quality: Committed to full regulatory compliance across all sites

Quality is a global priority for Novartis. We are committed to strengthening full regulatory compliance across all of our divisions and are investing the necessary resources to deliver on our commitment. To that end, we are constantly monitoring the quality of our production around the world to ensure that all Group company sites and operational units achieve this standard.

Patients are at the center of everything we do and at the heart of our commitment to quality. It is our obligation as a company to consistently deliver the quality patients deserve and expect, and to ensure the integrity of the products on which they depend.

The vast majority of our facilities already operate to the high standard of quality that we have set for ourselves. However, in instances where regulatory checks or internal audits have identified areas for improvement, we have launched comprehensive remediation programs.

In December 2011, Novartis suspended production at the US Consumer Health manufacturing facility in Lincoln, Nebraska to enable the complete remediation of quality issues. Consumer Health plans to restart production on a line-by-line, product-by-product basis to ensure control and adherence to our high standard of quality, and expects to begin shipments mid-year 2012 of the first products restarted. Due to the product-by-product start-up, we expect a limited portfolio of products to ship in the second half of the year. Therefore, Consumer Health has engaged third-party manufacturers to bolster supply of select products, which will help meet demands of patients and customers, as well as enable us to regain lost market share.

Since mid-2010, Sandoz has been implementing a comprehensive global program to strengthen quality assurance across its network of manufacturing sites. Following the November 2011 FDA Warning Letter regarding Sandoz’s three North American sites, we have intensified these efforts.  As part of the these programs, Sandoz has made substantial investments both in strengthening organizational capabilities and talent as well as in upgrading facilities, processes and systems. Production continues at all three sites, albeit at a lower level than last year, and the continuity of supply of essential medicines to patients remains a top priority.

We are applying our lessons from Sandoz and Consumer Health to all of our sites with the aim of strengthening full regulatory compliance across our divisions. In addition to investing globally to upgrade and modernize facilities as necessary, we are also implementing improved, standardized training to enhance compliance and reinforce a culture of commitment and accountability to this high quality standard across our organization.

Free cash flow

The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and returns to shareholders. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements.

Free cash flow improved 27% to USD 2.1 billion. The principal components of the increase in free cash flow of USD 0.4 billion include the following elements: an improvement in working capital of USD 0.4 billion; a net benefit from lower taxes and exceptional payments of USD 0.8 billion, offset by lower operating cash flows of USD 0.4 billion and higher net investments in intangible assets (USD 0.2 billion).

Capital structure and net debt

Strong cash flows and a sound capital structure have allowed Novartis to invest in the future of its business through R&D and acquisitions even in turbulent times while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a sound capital structure will remain a priority in the future.

As of March 31, 2012, net debt stood at USD 19.2 billion, compared to USD 15.2 billion at the end of 2011. The net increase of USD 4.0 billion was mainly driven by a temporary increase in short-term debt to fund the dividend payment of USD 6.0 billion at the end of the first quarter of 2012.

The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2012 Group outlook
Barring unforeseen events

Our outlook for 2012 remains unchanged:

Group constant currency net sales are expected to be in line with 2011; Group core operating income margin in constant currencies is expected to be slightly below 2011 core operating income margin.

During the first quarter, the dollar strengthened against most currencies. As a result, if month of March exchange rates prevail for the remainder of the year, there would be a negative impact of approximately 2-3% on sales and approximately 2-3% on operating income for the full year.

Divisional Performance

Pharmaceuticals
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	7 839	7 698	2	3
Operating income	2 402	2 461	-2	0
As % of net sales	30.6	32.0
Core operating income	2 589	2 542	2	4
As % of net sales	33.0	33.0

Alcon
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	2 541	2 416	5	6
Operating income	363	524	-31	-30
As % of net sales	14.3	21.7
Core operating income	902	840	7	8
As % of net sales	35.5	34.8

Sandoz
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	2 124	2 373	-10	-8
Operating income	298	412	-28	-28
As % of net sales	14.0	17.4
Core operating income	382	534	-28	-28
As % of net sales	18.0	22.5

Vaccines and Diagnostics
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	299	371	-19	-18
Operating loss	-173	-101	-71	-76
As % of net sales	-57.9	-27.2
Core operating loss	-118	-24	nm	nm
As % of net sales	-39.5	-6.5
nm – Not meaningful

Consumer Health
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	932	1 169	-20	-18
Operating income	12	265	-95	-90
As % of net sales	1.3	22.7
Core operating income	41	240	-83	-77
As % of net sales	4.4	20.5

A full financial report with the information listed in the index below can be found on our website at http://www.novartis.com/investors/financial-results/quarterly-results-q1-2012.shtml.

Novartis Q1 2012 Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “on track,” “expectations,” “potential,” “guidance,” “expects,” “pipeline,” “expect,” “strategy,” “commitment,” “will,” “recommendations,” “recommendation,” “recommended,” “committed,” “goal,” “expected,” “potentially,” “strategic,” “would,” “committed,” “expects,” “should,” “outlook,” “pending,” “under review,” “planned,” “launched,” “ongoing,” “priority review,” or similar expressions, or by express or implied discussions regarding potential new products, or potential new indications or labeling for existing products; regarding potential future revenues from any Novartis Group products or potential products; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications or labeling will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any Group products will achieve any particular revenue levels. Nor can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of the suspension of production at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

July 19, 2012                                      Second quarter and half year results 2012
October 25, 2012                               Third quarter results 2012